Rule 424(b)(3)  333-12626

AMERICAN DEPOSITARY RECEIPTS

evidencing

AMERICAN DEPOSITARY SHARES

representing

ORDINARY SHARES

 OF

CARNIVAL PLC

(Incorporated under the laws of England)

No. __________________

JPMORGAN CHASE BANK, incorporated under the laws of the State of New York, as depositary (the "Depositary"), hereby certifies that _______________ is the owner of ___________ American Depositary Shares ("American Depositary Shares@), representing deposited Ordinary Shares or evidence of rights to receive such Ordinary Shares ("Shares"), of CARNIVAL PLC, a public limited company incorporated under the laws of England and Wales (the "Company"). At the date hereof each American Depositary Share represents one Share deposited under the Deposit Agreement (hereinafter defined) at the London office of JPMorgan Chase Bank, as Custodian (the "Custodian").

(1)           The Deposit Agreement.  This American Depositary Receipt is one of the receipts (the "Receipts") executed and delivered pursuant to the Amended and Restated Deposit Agreement dated as of April , 2003 (as amended from time to time, the "Deposit Agreement") by and among the Company, the Depositary and all registered holders ("Holders") from time to time of Receipts, each of whom by accepting a Receipt becomes a party thereto, bound by all applicable terms and provisions thereof and hereof. The Deposit Agreement sets forth the rights of Holders and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash, collectively, the "Deposited Securities"). Copies of the Deposit Agreement and of the Company's provisions of or governing Deposited Securities are on file at the Depositary's Office, the office of the Custodian and at any other designated transfer offices. The statements made on, the face and the reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions thereof. The Depositary makes no representation or warranty as to the validity or worth of the Deposited Securities.  Capitalized terms used herein that are not defined herein shall have the meanings assigned to them in the Deposit Agreement.

(2)           Withdrawal of Deposited Securities.  Upon surrender of this Receipt and payment of the fee of the Depositary provided for in paragraph (8) on the face of this Receipt at the Depositary's Office or at such other offices as it may designate, subject to the Deposit Agreement, and applicable provisions of or governing the Deposited Securities, the Holder hereof is entitled to the delivery without unreasonable delay at the office of the Custodian to such Holder or upon such Holder's order of the Deposited Securities at the time represented by the American Depositary Shares evidenced by this Receipt. Delivery of such Deposited Securities may be made by the delivery of certificates, to the extent such Deposited Securities may be represented by certificates, in the name of the Holder hereof or as ordered by such Holder or by the delivery of certificates which, if required by law, shall be properly endorsed or accompanied by properly executed instruments of transfer or, in the case of cash or property, in the manner described on the reverse hereof. At the request, risk and expense of the Holder hereof, the Depositary shall direct the Custodian to forward such Deposited Securities for delivery at the Depositary's Office or at such other place as may have been designated by the Depositary and specified by the Holder.  Notwithstanding any provision of the Deposit Agreement or this Receipt to the contrary, the Depositary may restrict withdrawals of Deposited Securities only for the reasons set forth in General Instruction I.A.(1) to Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933.

(3)           Transfers, Split-ups and Combinations. This Receipt is transferable on the register maintained by the Depositary by the Holder hereof in person or by duly authorized attorney, upon surrender of this Receipt at any designated transfer office properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by applicable law; provided that the Depositary may close the Receipt register at any time or from time to time when deemed expedient by it in connection with the performance of its duties under the Deposit Agreement or at the request of the Company. This Receipt may be split into other Receipts or may be combined with other Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as those evidenced by the Receipt or Receipts surrendered.

(4)           Certain Limitations. Prior to the execution and delivery, registration, registration of transfer, split-up or combination of any Receipt, the delivery of any distribution in respect thereof, or the withdrawal of any Deposited Securities, the Depositary, the Company or the Custodian may require: (a) payment of (i) any stock transfer or other tax or other governmental charge with respect thereto, (ii) any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities generally in any applicable register and (iii) any applicable charges as provided in paragraph (8) on the face of this Receipt; (b) proof satisfactory to it of the identity and genuineness of any signature and of such other information (including, without limitation, information as to citizenship, residence, exchange control approval, or legal or beneficial ownership of any securities) as it may deem necessary or proper or as the Company may require; and (c) compliance with such regulations, if any, as the Depositary may establish consistent with the Deposit Agreement. The delivery of Receipts against deposits of Shares generally or particular Shares, or the registration of transfer of Receipts or withdrawal of Deposited Securities generally or in particular instances may be suspended or refused, during any period when the Receipt register or any register for Shares or other Deposited Securities is closed or when any such action is deemed necessary or advisable by the Depositary or the Company for any reason.  The Depositary may issue Receipts against rights to receive Shares from the Company, or any Custodian, or any registrar, transfer agent, clearing agency or other entity recording Share ownership or transactions.  The Depositary may issue Receipts against other rights to receive Shares (a "pre-release") only if (x) such Receipts are fully collateralized (marked to market daily) with cash or U.S. government securities until such Shares are deposited, (y) the applicant for such Receipts represents in writing that it owns such Shares, has assigned all beneficial right, title and interest in such Shares to the Depositary, holds such Shares for the account of the Depositary, shall not dispose of such Shares other than in satisfaction of the pre-release and will deliver such Shares to the Custodian within five business days of demand therefor (no evidence of ownership is required or time of delivery specified) and (z) all such Receipts represent not more than 30% of all American Depositary Shares (excluding those evidenced by Pre-released ADRs), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.  Such collateral, but not the earnings thereon, shall be held for the benefit of the Holders.  The Depositary may retain for its own account any compensation for the issuance of Receipts against such other rights to receive Shares, including without limitation earnings on the collateral securing such rights. Without limitation of the foregoing, the Depositary will not knowingly accept for deposit under the Deposit Agreement any Shares required to be registered pursuant to the provisions of the United States Securities Act of 1933, as amended, unless a registration statement is in effect as to such Shares. The Depositary will use reasonable efforts to comply with instructions of the Company to not accept for deposit hereunder any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with securities laws in the United States.

(5)           Liability of Holder for Taxes.  If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to this Receipt or any Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, suchtax or other governmental charge shall be payable by the Holder hereof, who shall pay the amount thereof to the person who has paid such tax or other governmental charge. The Depositary may refuse to effect any registration of transfer of this Receipt or any withdrawal of such Deposited Securities until such payment is made, and may withhold or deduct from any distributions on such Deposited Securities, or may sell for the account of the Holder hereof any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder hereof prior to such sale), and may apply such cash or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder hereof remaining liable for any deficiency.

(6)           Warranties by Depositor. Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued and outstanding, fully paid, non assessable and free of preemptive rights, and that the person making such deposit is duly authorized so to do and that such Shares (A) are not "restricted securities" as such term is defined in Rule 144 under the Securities Act of 1933 unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.

(7)           Disclosure of Interests.  Notwithstanding any other provision of the Deposit Agreement or this Receipt, each Holder agrees to comply with requests from the Company which are made under statutory provisions in the United Kingdom to provide information as to the capacity in which such Holder owns Receipts and regarding the identity of any other person interested in such Receipts and the nature of such interest and may, pursuant to such statutory provisions and any provisions of the Articles of Association of the Company, forfeit the right to vote and to direct the voting of, and be prohibited from transferring, Receipts as to which compliance is not made, all as if such Receipts were to the extent practicable the Shares represented by the American Depositary Shares evidenced thereby, and the Depositary agrees to use its reasonable efforts to comply with any instructions received from the Company requesting that the Depositary take the reasonable actions specified therein to obtain such information.

(8)           Charges of Depositary.  The Depositary will charge each person to whom Receipts are delivered against deposits of Shares, and each person surrendering Receipts for withdrawal of Deposited Securities, U.S. $5.00 for each 100 American Depositary Shares (or portion thereof) evidenced by the Receipts delivered or surrendered. The Company will pay all other charges of the Depositary and those of any Receipt registrar, co-transfer agent, co-registrar and any other agent of the Depositary (except the Custodian), plus reasonable expenses, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing Shares or Holders, of Receipts in connection with the delivery of Shares, Receipts or Deposited Securities, (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfers of deposited Shares and other Deposited Securities on any applicable register in the name of the Custodian or its nominee or in connection with any withdrawal of Deposited Securities (which are payable by the person depositing Shares or withdrawing Deposited Securities), and (iv) such charges as are incurred or paid by the Depositary in the conversion of foreign currency into U.S. dollars (which are reimbursable out of such foreign currency).  The provisions in respect of these charges may be changed in the manner indicated on the reverse hereof.

(9)           Title to Receipts.  It is a condition of this Receipt, and every successive holder hereof by accepting or holding the same consents and agrees, that title to this Receipt (and to the Deposited Securities represented by the American Depositary Shares evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, that the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the register maintained by the Depositary as the absolute owner hereof for the purpose of determining the person entitled to any distribution or notice and for all other purposes.

(10)           Validity of Receipt.  This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose unless executed by the Depositary by the manual signature of a duly authorized officer of the Depositary or, if a Receipt registrar for the Receipts shall have been appointed, by the manual signature of a duly authorized officer of such registrar or any co-registrar.

(11)           Available Information. The Company is subject to the periodic reporting requirements under the Securities Exchange Act of 1934 and will in accordance therewith file reports and other information with the Commission.  Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission located at the date hereof at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549.

Dated:

JPMORGAN CHASE BANK, as Depositary

By _____________________________
                                (Title)

As of the date of the Deposit Agreement, the address of the Depositary's Office is 1 Chase Manhattan Plaza, New York, New York 10081.

[FORM OF REVERSE OF RECEIPT]

SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
OF THE DEPOSIT AGREEMENT

(1)           Distributions upon Deposited Securities. Whenever the Depositary or the Custodian shall receive any cash dividend or other cash distribution upon any Deposited Securities, the Depositary or the Custodian shall, after any necessary conversion of such distribution to U.S. dollars as hereinafter discussed and fixing a record date in respect thereof for determining Holders entitled thereto referred to in paragraph (2) below, subject to the provisions of the Deposit Agreement, distribute the amount thus received, by checks drawn on a bank in The City of New York, to the Holders entitled thereto on such record date of Receipts evidencing American Depositary Shares representing such Deposited Securities, in proportion to the number of American Depositary Shares representing such Deposited Securities held by each of them respectively; provided that the Depositary shall make appropriate adjustments in the amounts so distributed in respect of (a) any of the Deposited Securities being not entitled, by reason of their date of issuance or otherwise, to receive all or any portion at such distribution or (b) any amounts (i) required to be withheld by the Company, the Custodian or the Depositary on account of taxes or (ii) charged by the Depositary or withheld from distribution in connection with the conversion of foreign currency into U.S. dollars.  If in the judgment of the Depositary amounts received in foreign currency may not be converted on a reasonable basis into U.S. dollars transferable to the United States, or may not be so convertible for all of the Holders entitled thereto, the Depositary may in its discretion either make such conversion and distribution in U.S. dollars to the extent permissible to the Holders entitled thereto and may distribute the balance of the foreign currency received and not so convertible by the Depositary to, or hold such balance or all such foreign currency for the respective accounts of, the Holders entitled thereto for whom such conversion and distribution is not practicable.  If in the opinion of the Depositary any distribution other than cash or Shares upon any Deposited Securities cannot be made proportionately among the Holders entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the Holders entitled thereto as in the case of a distribution received in cash.  If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, and shall if the Company shall so request, subject to the provisions of the Deposit Agreement, distribute to the Holders entitled thereto on a record date referred to in paragraph (2) below of Receipts evidencing American Depositary Shares representing such Deposited Securities, in proportion to the number of American Depositary Shares representing such Deposited Securities held by each of them respectively, additional Receipts for an aggregate number of American Depositary Shares corresponding to the number of Shares received as such dividend or free distribution.  In lieu of delivering Receipts for fractional American Depositary Shares in the case of any such distribution, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds to the Holders entitled thereto as in the case of a distribution received in cash.  If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares so distributed upon such Deposited Securities.  If the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any nature, the Depositary shall have discretion as to whether such rights are to be made available to the Holders; provided that the Depositary will, if requested by the Company, either (y) make such rights available to Holders by means of warrants or otherwise, if lawful and feasible, or (z) if making such rights available is not lawful or not feasible, or if such rights or warrants are not exercised and appear to be about to lapse, sell such rights or warrants at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of such sales for account of the Holders otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions, or the date of delivery of any Receipt or Receipts, or otherwise, and distribute the net proceeds so allocated to the Holders entitled thereto as in the case of a distribution received in cash. The Depositary need not distribute securities, Receipts or rights unless the Company furnishes certain evidence or opinions in respect of United States securities laws (which the Company has no obligation to do).

(2)           Record Dates.  Whenever any distribution referred to in paragraph (1) above is being made upon any Deposited Securities or any meeting of holders of Shares or other Deposited Securities is being held or wherever the Depositary shall find it necessary or convenient in connection with the giving of a notice or solicitation of a consent or any other matter, the Depositary will fix a record date for the determination of the Holders of Receipts evidencing the American Depositary Shares representing such Deposited Securities who shall be entitled to receive such distribution or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting, or receive such notice or solicitation or act in respect of such other matter, subject to the provisions of the Deposit Agreement .

(3)           Voting of Deposited Securities.  As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall distribute to the Holders a notice, which shall contain (a) such information as is contained in such notice of meeting, and (b) a statement that the Holders at the close of business on a specified record date will be entitled, subject to any applicable provisions of law and applicable provisions of or governing Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Deposited Securities represented by the respective numbers of American Depositary Shares represented by such Holders' Receipts, and (c) a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to the Depositary to give a discretionary proxy to a person designated by the Company. Upon the request of a Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under any applicable provisions of law and any applicable provisions of or governing Deposited Securities, to vote or cause to be voted the amount of Deposited Securities represented by the number of American Depositary Shares evidenced by such Holder's Receipts in accordance with any nondiscretionary instructions set forth in such request. The Depositary shall not vote any Deposited Securities except in accordance with instructions from a Holder entitled hereunder to give such instructions.

(4)           Changes Affecting Deposited Securities.  Upon any change in par value, split-up, consolidation, cancellation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities that shall be received by the Depositary in exchange for, or in conversion, replacement or otherwise in respect of, Deposited Securities shall be treated as Deposited Securities under the Deposit Agreement, and this Receipt shall thenceforth evidence American Depositary Shares representing the right to receive the Deposited Securities so received to the extent that additional Receipts are not delivered pursuant to the following sentence.  In any such case, the Depositary may with the Company's approval, and shall if the Company shall so request, execute and deliver additional Receipts as in the case of a dividend of Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts.

(5)           Reports; Inspection of Register.  The Depositary will make available for inspection by Holders at the Depositary's Office and at any other designated transfer offices any reports and communications received from the Company which are both (a) received by the Depositary, the Custodian or the nominee of either as the holder of the Deposited Securities and (b) made generally available to the holders of Deposited Securities by the Company. The Depositary will also mail or make available to Holders copies of such reports when furnished by the Company as provided in the Deposit Agreement. The Depositary will keep a register, at its transfer office in The City of New York, for the registration of Receipts and their transfer, which at all reasonable times will be open for inspection by the Holders and the Company; provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

(6)           Withholding.  In connection with any distribution to Holders, the Company will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company and the Depositary will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary.  If the Depositary determines that any distribution in property (including Shares or Rights to subscribe therefor) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto.

(7)           Liability of the Company and the Depositary.  Neither the Depositary, its agents nor the Company shall incur any liability if, by reason of' any present or future law, applicable provision of or governing any Deposited Security, act of God, war or other circumstance beyond its control, the Depositary, its agents or the Company shall be prevented or forbidden from, or subjected to any civil or criminal penalty on account of, or delayed in, doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed. Each of the Company, the Depositary and its agents assume no obligation and shall be subject to no liability under the Deposit Agreement or this Receipt to Holders or other persons, except to perform such obligations as are specifically set forth and undertaken by it to perform in the Deposit Agreement without gross negligence or bad faith. Neither the Depositary, its agents nor the Company will be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of this Receipt that in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required. Neither the Depositary, its agents nor the Company will be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited securities, for the manner in which any such vote is cast or the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in Receipts.  The Company has agreed to indemnify the Depositary, the Custodian, any Receipt registrar, co-transfer agent, co-registrar or other agent of the Depositary appointed hereunder (the "indemnified persons") against any loss, liability or expense (including fees and expenses of counsel) that may arise (a) out of acts performed or omitted in connection with the Deposit Agreement and the Receipts, (i) by any indemnified person, except to the extent that any such loss, liability or expense is due to the gross negligence or bad faith of such indemnified person, or (ii) by the Company or any of its agents, or (b) out of or in connection with any offer or sale of Receipts, American Depositary Shares, Shares or any other Deposited Securities or any registration statement under the Securities Act of 1933 in respect thereof. In no event shall the Depositary or any of its agents be liable for any indirect, special, punitive or consequential damages.

(8)           Resignation and Removal of Depositary; the Custodian. The Depositary may at any time resign as Depositary under the Deposit Agreement by written notice of its election so to do delivered to the Company, or be removed by the Company by written notice of such removal, such resignation or removal to take effect upon the appointment of and acceptance by a successor depositary as provided in the Deposit Agreement. The Depositary may, upon written request or written approval of the Company, at any time appoint substitute or additional custodians and the term "Custodian" refers to each Custodian or all Custodians as the context requires.

(9)           Amendment of Deposit Agreement and Receipts.  The Receipts and the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary. Any amendment that shall impose or increase any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs, and expenses of the Depositary in connection with conversion of foreign currency into U.S. dollars) or that shall otherwise prejudice any substantial existing right of Holders, shall not, however, become effective as to outstanding Receipts until the expiration of three months after notice of such amendment shall have been given to the Holders. Every Holder at the expiration of such three months shall be deemed by holding such Receipt to consent and agree to such amendment and to be bound by the Deposit Agreement or the Receipt as amended thereby.  In no event shall any amendment impair the right of the Holder hereof to surrender this Receipt and receive therefor the Deposited Securities represented hereby, except in order to comply with mandatory provisions of applicable law.

(10)  Termination of Deposit Agreement.  The Depositary will at any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. The Depositary may terminate the Deposit Agreement, upon the notice set forth in the preceding sentence, at any time after 90 days after the Depositary shall have resigned, if a successor depositary shall not have been appointed and accepted its appointment. After the date so fixed for termination, the Depositary will perform no further acts under the Deposit Agreement, except to advise Holders of such termination, receive and hold distributions on Deposited Securities (or convert them into cash) and deliver Deposited Securities being  withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, without liability for interest, for the pro rata benefit of the Holders of Receipts not theretofore surrendered for withdrawal of Deposited Securities.